NOTIFICATION OF LATE FILING

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-55345

(Check one):     ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K     ☒ Form 10-Q ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Zero Gravity Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

190 NW Spanish River Boulevard, Suite 101
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida, 33431
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its quarterly report on Form 10-Q for the three-month period ended September 30, 2018 within the prescribed period. The compilation, dissemination and review of the information required to be presented in the quarterly report on Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without unreasonable effort or expense to the registrant. Such difficulties prevent the registrant from filing the report because such information is integral to the report. The registrant undertakes the responsibility to file such quarterly report on Form 10-Q within the additional time allowed by this report.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Timothy A. Peach	(561) 416-0400
(Name)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes  ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

Zero Gravity Solutions, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2018		/s/Timothy A. Peach
	By:	Timothy A. Peach
	Title:	Chief Executive Officer Chief Financial Officer